Exhibit 3.1

REGISTERED OFFICE CERTIFICATE
OF
PLUM ACQUISITION CORP. I

Cricket Square, Hutchins Drive
P.O. Box 2681
Grand Cayman KY1-1111
Cayman Islands

We, Conyers Trust Company (Cayman) Limited, Registered Office of PLUM ACQUISITION CORP. I (the “Company”) DO HEREBY CERTIFY that the following is a true extract of the Special Resolution of the Minutes of an Extraordinary General Meeting of the Company passed on 14th June 2024 and that such resolution has not been modified.

Proposal No. 1 – The Extension Proposal

RESOLVED, as a special resolution, that Article 49.7 of Plum’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 49.7:

“In the event that the Company does not consummate a Business Combination upon the date which is the later of (i) 18 December 2024 and (ii) such later date as may be approved by the Members in accordance with the Articles (in any case, such date being referred to as the “Termination Date”), the Company shall (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of the then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.”

That Article 49.8(a) of Plum’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 49.8(a):

“to modify the substance or timing of the Company’s obligation to allow redemption in connection with a business combination or to redeem 100 per cent of the Public Shares if the Company does not consummate a Business Combination within forty-five months from the consummation of the IPO.”

/s/ Mesha Christian
Mesha Christian For and on behalf of Conyers Trust Company (Cayman) Limited Registered Office

Dated this 18th June, 2024

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